Management’s Discussion and Analysis

For the three and nine months ended September 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis ("MD&A"), dated November 2, 2010, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. ("Paramount" or the "Company") for the three and nine months ended September 30, 2010 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009. Information included in this MD&A is presented in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. Certain comparative figures have been reclassified to conform to the current year’s presentation.

This document contains forward-looking information, non-GAAP measures, disclosures of barrels of oil equivalent volumes and disclosures concerning contingent resources. Readers are referred to the "Advisories" heading in this document concerning such matters.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects.

Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust, now Trilogy Energy Corp. ("Trilogy"), in April, 2005; and (iii) MGM Energy Corp. ("MGM Energy") in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy in its portfolio of Strategic Investments.

Paramount’s operations are divided into three business segments, established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:     i) Principal Properties; ii) Strategic Investments; and iii) Corporate.

Paramount’s Principal Properties are divided into four Corporate Operating Units ("COUs") as follows:

•

the Kaybob COU, which includes properties in West Central Alberta;

•

the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta;

•

the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include: (i) investments in other entities, including affiliates; and (ii) investments in development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. | Third Quarter 2010

All amounts in Management’s Discussion and Analysis are presented in millions of Canadian dollars unless otherwise noted.

THIRD QUARTER HIGHLIGHTS(1)
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
FINANCIAL
Petroleum and natural gas sales	44.9	36.3	138.4	116.7
Funds flow from operations	23.2	10.2	66.9	41.5
per share – diluted ($/share)	0.32	0.15	0.92	0.63
Net loss	(3.7)	(25.2)	(46.9)	(51.4)
per share – basic and diluted ($/share)	(0.05)	(0.38)	(0.65)	(0.78)
Exploration and development expenditures	36.4	11.0	120.9	71.9
Investments – market value			443.7	303.2
Total assets			1,183.0	1,047.7
Long-term debt			203.6	96.5
Net debt			221.8	133.0

OPERATIONAL
Sales volumes
Natural gas (MMcf/d)	62.9	49.9	56.7	53.4
Oil and NGLs (Bbl/d)	3,480	3,733	3,427	3,549
Total (Boe/d)	13,967	12,046	12,884	12,440

Net wells drilled	10	2	79	18

FUNDS FLOW FROM OPERATIONS ($/Boe)
Petroleum and natural gas sales	34.96	32.73	39.36	34.36
Royalties	(3.40)	(3.68)	(4.80)	(3.91)
Operating expense and production tax	(9.98)	(10.34)	(10.82)	(13.01)
Transportation	(3.39)	(3.01)	(3.68)	(3.07)
Netback	18.19	15.70	20.06	14.37
Financial commodity contract settlements	3.95	–	3.17	3.29
Netback including commodity contract settlements	22.14	15.70	23.23	17.66
General and administrative	(3.48)	(3.82)	(3.13)	(4.03)
Interest	(2.66)	(2.28)	(2.52)	(2.48)
Distributions from investments	1.13	2.10	2.61	3.38
Asset retirement obligation expenditures	(0.19)	(0.71)	(0.76)	(0.79)
Other	1.13	(1.82)	(0.40)	(1.53)
	18.07	9.17	19.03	12.21
(1) Readers are referred to the advisories concerning non-GAAP measures and oil and gas measures and definitions in the "Advisories" section of this document.

Paramount Resources Ltd. | Third Quarter 2010

Third Quarter Overview

Principal Properties

•

Funds flow from operations increased by 127 percent to $23.2 million in the third quarter of 2010 compared to $10.2 million in the third quarter of 2009, primarily due to higher revenue including settlements of financial commodity contracts, partially offset by higher operating expenses and royalties.

•

Production increased 16 percent to 13,967 Boe/d in the third quarter of 2010 compared to 12,046 Boe/d in the third quarter of 2009, primarily associated with new well production in the Kaybob and Grande Prairie COUs and the impact of the June 2010 Redcliffe acquisition.

•

Operating expenses decreased $0.36 per Boe to $9.98 per Boe in the third quarter of 2010 compared to $10.34 per Boe in the same quarter of 2009.

•

Based on recent successful drilling results, the Kaybob COU has commissioned the construction of a processing plant at Musreau with a capacity of up to 50 MMcf/d, anticipated to be operational in the third quarter of 2011, and has also nominated for an additional 50 MMcf/d of processing capacity in a third party facility expansion at Smoky, anticipated to be operational in the third quarter of 2012.

•

The Grande Prairie COU continues to make progress in expanding gathering and processing capacity at Karr-Gold Creek, which is expected to be operational before the end of 2010.

•

The Northern COU’s capital program is substantially complete for 2010. One (1.0 net) well drilled in the first quarter is expected to be brought on in the fourth quarter.

•

The Southern COU drilled four (4.0 net) coal bed methane wells and five (1.3 net) oil wells during the quarter.

•

The joint development partner under the North Dakota joint development agreement drilled three Bakken oil wells, completing two of them.

Strategic Investments

•

The Hoole Oil Sands Project team commenced conceptual design work related to the regulatory application for commercial development. The application is expected to be submitted in 2011.

•

Two of Paramount’s three drilling rigs are being used to drill on the Company’s properties in Alberta. The United States drilling rig continues to be contracted by the North Dakota joint development partner.

•

In the third quarter of 2010, MEG Energy Corp. ("MEG") completed its initial public offering on the Toronto Stock Exchange and Paramount’s investment in 3.7 million common shares, previously carried at $27.50 per share, was marked-to-market to the September 30, 2010 closing price of $35.85 per share.

Corporate

•

In July 2010, following the acquisition of Redcliffe, the borrowing base and lender commitments under the Company’s credit facility were increased from $125 million to $160 million.

Paramount Resources Ltd. | Third Quarter 2010

Segment Earnings (Loss)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Principal Properties	(25.4)	(14.7)	(64.2)	(50.4)
Strategic Investments	(4.5)	(7.2)	0.2	(20.2)
Corporate	(10.8)	(10.3)	(33.4)	(20.0)
Taxes	37.0	7.0	50.5	39.2
Net Loss	(3.7)	(25.2)	(46.9)	(51.4)

•

The third quarter 2010 net loss of $3.7 million compared to a net loss of $25.2 million in the third quarter of 2009. The current year loss includes: (i) a higher Principal Properties loss due to higher depletion, depreciation and accretion, partially offset by higher revenue; (ii) a lower Strategic Investment loss primarily related to the Trilogy investment; (iii) higher Corporate costs primarily due to a lower current year foreign exchange recovery, partially offset by lower stock-based compensation expenses; and (iv) a higher future tax recovery.

•

The year-to-date net loss of $46.9 million in 2010 compared to a net loss of $51.4 million in the same period in the prior year. The current year loss includes: (i) a higher Principal Properties loss due to higher depletion and dry hole expenses, partially offset by higher revenue and gains on financial commodity contracts; (ii) higher Strategic Investment earnings primarily related to the Trilogy investment; (iii) higher Corporate costs due to higher stock-based compensation and the impact of changes in foreign exchange rates, partially offset by lower general and administrative costs; and (iv) a higher future tax recovery.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Cash from operating activities	19.7	11.1	52.3	50.8
Change in non-cash working capital	3.5	(0.9)	14.6	(9.3)
Funds flow from operations	23.2	10.2	66.9	41.5
Funds flow from operations ($/Boe)	18.07	9.17	19.03	12.21

•

Funds flow from operations in the third quarter of 2010 increased by $13.0 million from the third quarter of 2009, primarily due to higher revenues including settlements of financial commodity contracts, partially offset by higher operating and transportation expenses.

•

Year-to-date funds flow from operations in 2010 increased by $25.4 million from the prior year, primarily due to the impact of higher revenues including settlements of financial commodity contracts and lower operating and general and administrative expenses, partially offset by higher royalties.

Paramount Resources Ltd. | Third Quarter 2010

Principal Properties

Netback and Segment Loss

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
		($/Boe)		($/Boe)		($/Boe)		($/Boe)
Petroleum and natural gas sales	44.9	34.96	36.3	32.73	138.4	39.36	116.7	34.36
Royalties	(4.4)	(3.40)	(4.1)	(3.68)	(16.9)	(4.80)	(13.3)	(3.91)
Operating expense and production tax	(12.8)	(9.98)	(11.5)	(10.34)	(38.1)	(10.82)	(44.2)	(13.01)
Transportation	(4.4)	(3.39)	(3.3)	(3.01)	(12.9)	(3.68)	(10.4)	(3.07)
Netback	23.3	18.19	17.4	15.70	70.5	20.06	48.8	14.37
Settlements of financial commodity contracts	5.1	3.95	–	–	11.2	3.17	11.2	3.29
Netback including settlements of financial commodity contracts	28.4	22.14	17.4	15.70	81.7	23.23	60.0	17.66
Other principal property items (see below)	(53.8)		(32.1)		(145.9)		(110.4)
Segment loss	(25.4)		(14.7)		(64.2)		(50.4)

Petroleum and Natural Gas Sales

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
Natural gas sales	23.8	14.9	60	72.4	62.9	15
Oil and NGLs sales	21.1	21.4	(1)	66.0	53.8	23
Total	44.9	36.3	24	138.4	116.7	19

Third quarter revenue from natural gas, oil and NGLs sales in 2010 was $44.9 million, an increase of $8.6 million from the third quarter of 2009 due to the impact of higher prices and higher natural gas sales volumes. Year-to-date revenue from natural gas, oil and NGLs sales in 2010 was $138.4 million, an increase of $21.7 million from the prior year, due to the impact of higher prices and higher natural gas sales volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue are as follows:

	Natural gas	Oil and NGLs	Total
Three months ended September 30, 2009	14.9	21.4	36.3
Effect of changes in prices	5.1	1.8	6.9
Effect of changes in sales volumes	3.8	(2.1)	1.7
Three months ended September 30, 2010	23.8	21.1	44.9

	Natural gas	Oil and NGLs	Total
Nine months ended September 30, 2009	62.9	53.8	116.7
Effect of changes in prices	5.5	14.5	20.0
Effect of changes in sales volumes	4.0	(2.3)	1.7
Nine months ended September 30, 2010	72.4	66.0	138.4

Paramount Resources Ltd. | Third Quarter 2010

Sales Volumes

	Three months ended September 30
	2010			2009			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	25.6	570	4,829	17.8	460	3,432	7.8	110	1,397
Grande Prairie	14.7	977	3,425	8.0	1,125	2,454	6.7	(148)	971
Northern	13.0	476	2,646	13.6	628	2,890	(0.6)	(152)	(244)
Southern	9.6	1,457	3,067	10.5	1,520	3,270	(0.9)	(63)	(203)
Total	62.9	3,480	13,967	49.9	3,733	12,046	13.0	(253)	1,921

Natural gas sales volumes increased to 62.9 MMcf/d in the third quarter of 2010 compared to 49.9 MMcf/d in the third quarter of 2009. Crude oil and NGLs sales volumes decreased to 3,480 Bbl/d in the third quarter of 2010 compared to 3,733 Bbl/d in the third quarter of 2009.

The increases in 2010 sales volumes were primarily a result of production from new wells at Resthaven, Musreau and Smoky in the Kaybob COU and at Karr-Gold Creek in the Grande Prairie COU and the impact of the acquisition of Redcliffe Exploration Inc. ("Redcliffe") in June 2010, partially offset by declines at Bistcho and Cameron Hills in the Northern COU and at Chain in the Southern COU.

The Company’s production at Karr-Gold Creek in the Grande Prairie COU is currently constrained because of limitations in compression and dehydration capacity. Work is in progress to expand raw gas compression and dehydration capacity by 20 MMcf/d before the end of 2010.

	Nine months ended September 30
	2010			2009			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	21.8	526	4,155	18.8	470	3,608	3.0	56	547
Grande Prairie	12.7	1,015	3,128	8.1	931	2,275	4.6	84	853
Northern	12.9	475	2,628	15.5	533	3,113	(2.6)	(58)	(485)
Southern	9.3	1,411	2,973	11.0	1,615	3,444	(1.7)	(204)	(471)
Total	56.7	3,427	12,884	53.4	3,549	12,440	3.3	(122)	444

Year-to-date natural gas sales volumes increased to 56.7 MMcf/d in 2010 compared to 53.4 MMcf/d in the prior year. Year-to-date crude oil and NGLs sales volumes decreased to 3,427 Bbl/d in 2010 compared to 3,549 Bbl/d in the prior year.

The increases in year-to-date sales volumes were primarily a result of production from new wells at Karr-Gold Creek in the Grande Prairie COU and at Resthaven, Musreau and Smoky in the Kaybob COU, partially offset by declines at Bistcho and Cameron Hills in the Northern COU, at Chain in the Southern COU and at various other properties.

Paramount Resources Ltd. | Third Quarter 2010

Average Realized Prices

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
Natural gas ($/Mcf)	4.12	3.24	27	4.67	4.32	8
Oil and NGLs ($/Bbl)	65.85	62.33	6	70.62	55.49	27
Total ($/Boe)	34.96	32.73	7	39.36	34.35	15

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change

Natural Gas
AECO (Cdn$/GJ)	3.52	2.88	22	4.09	3.90	5
New York Mercantile Exchange	4.38	3.41	28	4.60	3.97	16
(Henry Hub Close) (US$/MMbtu)

Crude Oil
Edmonton par (Cdn$/Bbl)	74.76	71.72	4	76.61	62.03	24
West Texas Intermediate (US$Bbl)	77.81	69.25	12	78.19	57.35	36

Foreign Exchange
Cdn$/1US$	1.04	1.10	(5)	1.04	1.17	(11)

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to manage exposure to commodity price volatility.  Paramount has not designated any of the financial instrument contracts as hedges, and as a result, changes in the fair value of these contracts are recognized in earnings.

Receipts from the settlement of financial commodity contracts are as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Gas contracts	5.1	–	11.2	11.2

Paramount Resources Ltd. | Third Quarter 2010

At September 30, 2010, Paramount’s outstanding natural gas financial contracts are summarized as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas – AECO Sales	30,000 GJ/d	CAD$5.53/GJ	2.0	October 2010
Gas – AECO Purchases	(15,000) GJ/d	CAD$3.87/GJ	(0.2)	October 2010
			1.8

Paramount has a physical contract expiring in January of 2011, to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor. At September 30, 2010 the fair value of the contract was a loss of $0.2 million.

Royalties

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
Natural gas	1.2	(1.1)	209	4.4	2.3	91
Oil and NGLs	3.2	5.2	(38)	12.5	11.0	14
Total	4.4	4.1	7	16.9	13.3	27
Royalty rate	9.7%	11.2%		12.2%	11.4%

Natural gas royalties in the third quarter of 2010 increased $2.3 million compared to the third quarter of 2009.  Natural gas royalties in the third quarter of 2009 included a recovery of gas cost allowance and custom processing credits and royalty holidays. Third quarter 2010 oil and NGLs royalties decreased $2.0 million compared to the prior year, primarily due to a higher proportion of liquids production being NGLs, which was subject to a lower royalty rate than oil production.

Year-to-date natural gas royalties increased by $2.1 million in 2010 compared to the prior year, primarily due lower 2009 royalties associated with prior year recoveries of gas cost allowance and custom processing credits and royalty holidays.  Year-to-date oil and NGLs royalties increased $1.5 million compared to the prior year due to higher oil and NGLs revenue.

Operating Expense and Production Tax

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
Operating expense	12.3	10.8	14	36.3	42.6	(15)
Production tax	0.5	0.7	(29)	1.8	1.6	13
Total	12.8	11.5	11	38.1	44.2	(14)

Operating expenses increased by $1.5 million in the third quarter of 2010 compared to the third quarter of 2009, primarily as a result of increased production volumes from newly drilled wells and the June 2010 Redcliffe acquisition.

Year-to-date operating expenses decreased by $6.3 million compared to the prior year, primarily due to higher prior year costs in the Northern COU related to major maintenance at Cameron Hills, a more extensive plant turnaround at Bistcho and well suspension activities at Liard and Bovie. Operating costs also decreased as a result of improved operating practices in the Kaybob COU and lower production at certain properties. The decreases in operating costs were partially offset by increases due to new wells at Karr-Gold Creek in the Grande Prairie COU and at Smoky, Musreau and Resthaven in the Kaybob COU and wells acquired through the Redcliffe acquisition.

Paramount Resources Ltd. | Third Quarter 2010

Transportation Expense

	Three months ended September 30			Nine months ended September 30
	2010	2009	% Change	2010	2009	% Change
Transportation expense	4.4	3.3	33	12.9	10.4	24

Transportation expense increased to $4.4 million in the third quarter of 2010 compared to $3.3 million in the third quarter of 2009. Year-to-date transportation expense increased to $12.9 million from $10.4 million in the prior year. Transportation expense increased primarily because of toll increases in 2010 and increase production volumes. Transportation expenses include the costs of shipping natural gas to sales points in California and the United States east coast.

Other Principal Property Items

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Depletion, depreciation and accretion	47.2	30.8	131.6	97.2
Exploration and dry hole expenses	2.2	1.3	14.9	4.0
Loss on sale of property plant and equipment	0.4	0.2	–	0.1
Commodity contracts – net of settlements	4.3	0.3	0.3	10.1
Other	(0.3)	(0.5)	(0.9)	(1.0)
Total	53.8	32.1	145.9	110.4

Depletion, depreciation, and accretion increased to $47.2 million or $36.69 per Boe in the third quarter of 2010 compared to $30.8 million or $27.76 per Boe in the third quarter of 2009. Year-to-date depletion, depreciation, and accretion increased to $131.6 million or $37.41 per Boe in 2010 compared to $97.2 million or $28.61 per Boe in the prior year. The increase in the per unit depletion rates is primarily due to a change in the pricing methodology used to estimate proved reserves, which was adopted in the fourth quarter of 2009. The depletion rate has also been impacted by high finding and development costs in recent years.

Year-to-date exploration and dry hole expenses include $7.8 million of costs related to suspended wells drilled in the first quarter of 2010 at Cameron Hills in the Northern COU.

Strategic Investments

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Income (loss) from investments	(1.0)	(1.3)	11.0	(12.2)
Drilling revenue	1.7	–	1.7	–
Drilling expense	(1.0)	(1.1)	(1.6)	(1.7)
General and administrative	(1.0)	(0.6)	(2.3)	(1.8)
Stock-based compensation	(2.5)	(3.9)	(6.6)	(3.9)
Interest	(0.3)	(0.2)	(0.9)	(0.2)
Other (expense) income	(0.4)	(0.1)	(1.1)	(0.4)
Segment Earnings (Loss)	(4.5)	(7.2)	0.2	(20.2)

Paramount Resources Ltd. | Third Quarter 2010

Strategic Investments at September 30, 2010 include the following:

•

investments in the shares of Trilogy, MEG, MGM Energy, NuLoch Resources Inc. ("NuLoch") and Paxton Corporation;

•

oil sands resources at Hoole, situated within the western portion of the Athabasca Oil Sands region, and carbonate bitumen holdings in Northeast Alberta;

•

shale gas holdings in the Horn River and Liard Basins; and

•

three drilling rigs operating by Paramount’s wholly-owned subsidiaries: Fox Drilling Inc. in Canada and Paramount Drilling U.S. L.LC. in the United States.

During the third quarter of 2010 Paramount recorded $1.0 million of equity losses compared to $1.3 million of equity losses in the prior year.

Year-to-date income from investments in 2010 includes $3.2 million of equity earnings, dilution gains of $4.3 million and a gain of $3.5 million related to the reclassification of gains on the investment in Redcliffe previously recognized in other comprehensive income. The prior year includes $13.9 million of equity losses, a dilution loss of $1.5 million and a $3.2 million gain realized on the disposition of shares in Nuloch.

Prior to Trilogy’s conversion to a corporation in January 2010, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units for $1.2 million.

In the third quarter of 2010, MEG completed an initial public offering of its common shares on the Toronto Stock Exchange. As a result, Paramount’s investment in 3.7 million common shares of MEG, previously carried at $27.50 per share, was adjusted to the September 30, 2010 closing price of $35.85 per share, resulting in an unrealized gain of $30.9 million being recorded in accumulated other comprehensive income.

The Company’s investments in other entities are as follows:

	Carrying Value		Market Value(1)
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Trilogy	106.9	104.5	277.4	206.1
MEG	132.6	101.8	132.6	101.8
MGM Energy	5.6	5.9	9.6	12.5
Other(2)	24.0	22.4	24.1	22.5
Total	269.1	234.6	443.7	342.9

(1) Based on the period-end closing price of publicly-traded investments and book value of remaining investments.

(2) Includes investments in NuLoch, Paxton, Redcliffe (2009), and other public and private corporations.

In May 2010, Paramount received an updated evaluation of its Grand Rapids resource at Hoole from its independent reserves evaluator, with an evaluation date of April 30, 2010. The report estimated contingent bitumen resources at 634 million barrels (Best Estimate (P50)), having a before-tax net present value of future net revenue of $1.9 billion, discounted at ten percent (Best Estimate (P50)). In the third quarter, Paramount commenced conceptual design work related to its regulatory application for commercial development. The application is expected to be submitted in 2011.

Paramount Resources Ltd. | Third Quarter 2010

Corporate

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
General and administrative	3.5	3.6	8.7	11.9
Stock-based compensation	5.5	9.7	16.5	10.1
Depletion and depreciation	0.2	0.2	0.5	0.6
Interest and financing charges	3.2	2.4	8.2	8.2
Foreign exchange	(1.7)	(5.5)	(0.7)	(10.6)
Other (income) expense	0.1	(0.1)	0.2	(0.2)
Corporate costs	10.8	10.3	33.4	20.0

Third quarter corporate segment net costs increased $0.5 million to $10.8 million in 2010, compared to $10.3 million in the third quarter of 2009, primarily due to the impact of changes in foreign exchange rates and higher interest costs, partially offset by lower stock-based compensation charges.

Corporate segment net costs for the nine months ended September 30, 2010 increased $13.4 million to $33.4 million, compared to $20.0 million in the prior year, primarily due to the impact of changes in foreign exchange rates and higher stock-based compensation charges, partially offset by lower general and administrative expenses. General and administrative expenses decreased primarily due to higher overhead recoveries resulting from higher current year capital spending.

Year-to-date general and administrative expenses include $0.3 million of costs related to the Redcliffe acquisition.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Geological and geophysical	1.7	1.1	6.7	3.9
Drilling and completions	31.9	8.9	90.9	47.6
Production equipment and facilities	2.8	1.0	23.3	20.4
Exploration and development expenditures	36.4	11.0	120.9	71.9
Land and property acquisitions	18.9	2.9	42.0	5.6
Acquisition of Redcliffe	–	–	46.2	–
Proceeds on disposition and other	–	(0.2)	(0.1)	(0.5)
Principal Properties	55.3	13.7	209.0	77.0
Strategic Investments
Capital expenditures	2.4	8.6	13.1	17.5
Proceeds on disposition	(0.1)	–	(1.0)	–
Corporate	–	–	0.1	0.1
Net capital expenditures	57.6	22.3	221.2	94.6

Third quarter exploration and development expenditures were $36.4 million in 2010 compared to $11.0 million in 2009. Year-to-date exploration and development expenditures in 2010 were $120.9 million in 2010 compared to $71.9 million in 2009. Exploration and development expenditures in 2010 focused on drilling and facility expansion at the Karr-Gold Creek deep gas project in the Grande Prairie COU and drilling Deep Basin wells in the Smoky, Musreau and Resthaven areas in the Kaybob COU.

Year-to-date 2010 exploration and development expenditures were reduced by $10.9 million as a result of the Alberta Drilling Royalty Credit program.

Paramount Resources Ltd. | Third Quarter 2010

In the United States Paramount operates through Summit Resources Inc. ("Summit"), a wholly owned subsidiary. In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota. Under the agreement, which covers approximately 39,900 net acres of Summit's undeveloped North Dakota lands, the U.S. company is carrying out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit's interests in these lands (19,950 net acres). To date, the joint development partner has drilled three wells under the agreement, two of which have been completed.

On June 29, 2010, Paramount acquired, for cash consideration of $46.2 million, all 109.9 million issued and outstanding Class A shares of Redcliffe that it did not already own, including 340,000 Class A shares owned by certain officers of Paramount. Redcliffe was a Calgary based company with interests in petroleum and natural gas properties primarily at Karr-Gold Creek in the Peace River Arch and at Greater Pembina in southern Alberta. The acquisition was funded with drawings on the Company’s credit facility.

Wells drilled are as follows:

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	14	8	3	2	37	26	17	10
Oil	7	2	–	–	9	4	1	1
Oil sands evaluation	–	–	–	–	45	45	7	7
Dry and abandoned	–	–	–	–	4	4	–	–
Total	21	10	3	2	95	79	25	18

(1)

Gross is the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)

Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations.  Paramount may adjust its capital structure by issuing or repurchasing shares, altering debt levels, modifying capital programs, and acquiring or disposing of assets.

	September 30, 2010	December 31, 2009	Change
Working capital deficit (surplus)(1)	17.7	(43.5)	61.2
Credit facility	111.3	–	111.3
US Senior Notes (excluding unamortized financing fees)	92.8	94.4	(1.6)
Net debt	221.8	50.9	170.9
Share capital	394.6	393.1	1.5
Contributed surplus	3.3	2.9	0.4
Retained earnings	327.1	373.7	(46.6)
Accumulated other comprehensive income	33.4	3.2	30.2
Total Capital	980.2	823.8	156.4

(1) Excludes risk management assets and stock-based compensation liabilities.

Paramount Resources Ltd. | Third Quarter 2010

Working Capital

Paramount’s working capital deficit at September 30, 2010 was $17.7 million compared to a surplus of $43.5 million at December 31, 2009. Working capital at September 30, 2010 includes $22.7 million of cash and cash equivalents and $44.2 million of accounts payable and accrued liabilities. The decrease in working capital is primarily due to capital spending, partially offset by funds flow from operations. A principal payment of $1.0 million was made on the drilling rig loan in March 2010.

Paramount expects to fund its fourth quarter 2010 operations, obligations, and capital expenditures with existing cash and cash equivalents, funds flow from operations, drawings under its bank credit facility and by accessing the capital markets.

Bank Credit Facility

In April 2010, Paramount renewed its credit facility with the borrowing base and lender commitments remaining at $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the credit facility would be available on a non-revolving basis for an additional year, at which time it would be due and payable. In July 2010, following the acquisition of Redcliffe, the borrowing base and lender commitments under the credit facility were increased from $125 million to $160 million.

As of September 30, 2010, $111.3 million was drawn on the credit facility and Paramount had $16.7 million in outstanding undrawn letters of credit which further reduce the balance available to the Company.

US Senior Notes

As of September 30, 2010 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($92.9 million).

Share Capital

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a normal course issuer bid ("NCIB") commencing April 13, 2010 for a 12-month period.  Under the NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares.  No shares have been purchased under the NCIB to November 1, 2010.

At November 1, 2010, Paramount had 72,637,724 Common Shares and 4,096,500 Stock Options outstanding (1,605,001 exercisable).

Paramount Resources Ltd. | Third Quarter 2010

Quarterly Information

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Petroleum and natural gas sales	44.9	44.6	48.9	45.0	36.3	40.2	40.2	54.7

Funds flow from operations	23.2	22.1	21.6	18.8	10.2	13.7	17.6	68.2
per share – diluted ($/share)	0.32	0.31	0.30	0.27	0.15	0.21	0.27	1.01

Net earnings (loss)	(3.7)	(28.8)	(14.5)	(46.4)	(25.2)	(2.6)	(23.7)	(150.5)
per share – basic & diluted ($/share)	(0.05)	(0.40)	(0.20)	(0.67)	(0.38)	(0.04)	(0.36)	(2.23)

Sales volumes
Natural gas (MMcf/d)	62.9	57.0	50.2	47.0	49.9	59.1	51.1	53.4
Oil and NGLs (Bbl/d)	3,480	3,287	3,514	3,673	3,733	3,512	3,398	3,298
Total (Boe/d)	13,967	12,787	11,875	11,514	12,046	13,362	11,912	12,202

Average realized price
Natural gas ($/Mcf)	4.12	4.49	5.59	4.85	3.24	4.03	5.73	7.43
Oil and NGLs ($/Bbl)	65.85	71.32	74.78	71.00	62.33	57.83	45.38	60.04

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

•

Third quarter 2010 earnings include a future income tax recovery of $37.0 million, increased depletion, depreciation and accretion expense and $8.1 million of stock-based compensation charges.

•

Second quarter 2010 earnings include increased depletion, depreciation and accretion expense and $7.3 million of stock-based compensation charges.

•

First quarter 2010 earnings include $8.2 million of dry hole expenses and $7.7 million of stock-based compensation charges.

•

Fourth quarter 2009 earnings include $24.3 million of dry hole expenses related to suspended exploratory well costs and a $14.9 million write-down of petroleum and natural gas properties.

•

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

•

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

•

First quarter 2009 earnings include lower Corporate costs and Strategic Investments losses.

•

Fourth quarter 2008 earnings include a $50.7 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Paramount Resources Ltd. | Third Quarter 2010

Significant Equity Investee

The following table summarizes the assets, liabilities and results of operations of Trilogy. The amounts summarized have been derived directly from Trilogy’s financial statements as at and for the periods ended September 30, 2010 and 2009, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy.

As at September 30	2010	2009
Current assets	$ 42.6	$ 41.3
Long term assets	950.9	854.8
Current liabilities	76.2	53.4
Long term liabilities	467.7	475.9
Equity	449.6	366.8

Nine months ended September 30	2010	2009
Revenue	203.3	156.0
Expenses	186.3	190.2
Tax expense (recovery)	4.0	(9.6)
Net earnings (loss)	$ 13.0	$ (24.6)
Shares/units outstanding at September 30 (thousands)	115,013	99,194
Paramount’s equity interest at September 30(1)	21%	23.7%

(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to Trilogy’s assets or revenue, nor does Paramount have any direct or indirect obligation in respect of or liability for Trilogy’s expenses or obligations.

Trilogy had 4.6 million stock options outstanding (1.7 million exercisable) at September 30, 2010 at exercise prices ranging from $4.85 to $12.88 per share.

Outlook

Based on encouraging drilling and completion results achieved to date, Paramount expects to continue its accelerated development plans in the Kaybob and Grande Prairie COUs during the remainder of 2010.  Additional capital spending beyond the Company's $130 million exploration and development budget is anticipated, the extent of which will depend upon continued strong drilling and completion results and commodity prices.

Year-to-date average production of 12,884 Boe/d is consistent with expectations and the Company’s  annual 2010 production forecast of 13,425 Boe/d remains unchanged.

Subsequent Event

In October 2010, the Company received reassessments from the Canada Revenue Agency (the "CRA") of its income taxes relating to a prior year transaction (the "Reassessments").  Paramount disagrees with the Reassessments and is in the process of preparing notices of objection.  Despite its disagreement, and as a condition of its right to proceed with its objection to the Reassessments, the Company is required to deposit approximately $20 million with the CRA before the end of 2010, which amount will remain on account until the dispute is resolved.

Paramount Resources Ltd. | Third Quarter 2010

 Change in Accounting Policy

Effective January 1, 2010, Paramount early adopted CICA Handbook section 1582 – "Business Combinations", which replaces the previous business combinations standard. The new standard requires that all of the assets acquired and the liabilities assumed in a business combination be recorded at fair value, which was not the case under the previous standard. The new standard also requires that previously held ownership interests be remeasured to the acquisition date fair value, rather than being restated to cost. In addition, the new standard requires that all acquisition costs associated with the acquisition are expensed, rather than being capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured to fair value with changes recognized in earnings, and that a bargain purchase is recognized in earnings rather than being allocated to non-monetary assets. This new standard has been applied to the acquisition of Redcliffe.

Effective January 1, 2010, Paramount also early adopted CICA Handbook section 1601 – "Consolidations" and 1602 - "Non-controlling Interests", which together replaced section 1600 – "Consolidations". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 requires non-controlling interests ("NCI") to be presented within equity. There is no impact on the Interim Consolidated Financial Statements from the adoption of these standards.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.

Paramount’s IFRS conversion project is proceeding according to plan and the Company expects to be ready for the transition in the first quarter of 2011.

Significant components of Paramount’s IFRS conversion project completed to date include:

•

compilation of a diagnostic analysis that identified key differences between existing Canadian GAAP and IFRS, as they relate to the Company;

•

preparation of Company specific draft accounting position papers;

•

implementation of modifications to information systems required to accumulate and process information in order to generate IFRS financial information;

•

preparation of draft IFRS financial statement disclosures; and

•

Identification of changes to internal controls over financial reporting and disclosure control procedures.

Paramount Resources Ltd. | Third Quarter 2010

Accounting Policy Changes

The following describes certain changes that Paramount expects to make upon transition to IFRS:

Property, Plant and Equipment

Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS requires certain policy, process and disclosure changes, including exploration phase accounting and impairment testing levels and methodologies.

Exploration and evaluation ("E&E") costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined.  Paramount’s E&E asset balance will primarily consist of costs related to undeveloped land and incomplete drilling projects.  Under IFRS, Paramount will initially capitalize these costs as E&E assets on the balance sheet.  When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to property, plant and equipment.  Costs related to unsuccessful projects will be expensed.  Upon transition to IFRS, the Company expects to reclassify approximately $150 million to E&E assets from property, plant and equipment.

Under Canadian GAAP, impairment of the Company’s petroleum and natural gas properties is assessed on a property-by-property basis.  Under IFRS, assets are grouped together in cash-generating units ("CGUs"), which consist of the smallest group of assets that generate cash inflows that are largely independent of the cash inflows of other assets or groups of assets. Paramount expects to group its properties into ten cash generating units which will be used in the impairment assessment upon transition to IFRS.

IFRS requires an impairment to be recognized when the carrying value of a CGU exceeds its recoverable amount.  The recoverable amount of a CGU is defined as the greater of its value in use and its fair value less costs to sell.  The Company expects to write-down the carrying value of certain CGUs as a result of the IFRS impairment methodology, the extent of which has not yet been determined.

Stock-based Compensation

Under Canadian GAAP, the Company’s stock option plan liability is revalued each period using the intrinsic value method, calculated as the amount by which the market price of the Company’s shares exceeds the exercise price of the outstanding options.  Under IFRS, the stock option plan liability must be remeasured each period using a fair value option pricing model, and Paramount has determined that it will use the Black-Scholes-Merton model.  As a result of the change in valuation method, Paramount’s stock-based compensation liability is expected to increase by approximately $3 million on the date of transition to IFRS.

The Company intends to utilize the exemption in IFRS 1 under which amounts recorded in respect of options settled prior to January 1, 2010 will not be retrospectively restated.

Asset Retirement Obligations

Under Canadian GAAP, asset retirement obligations ("ARO") are measured at the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not adjusted for changes in discount rates in future periods. Under IFRS, ARO is measured as the best estimate of the expenditure expected to be incurred and requires the use of current discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E. The Company expects to recognize an increase in the ARO liability of approximately $2 million on the IFRS opening balance sheet upon transition.

Paramount Resources Ltd. | Third Quarter 2010

Foreign Exchange Translation

Under Canadian GAAP, the assets and liabilities of the Company’s integrated foreign operations are translated into the reporting currency of the reporting entity using the temporal method, where non-monetary items are translated at historical exchange rates. Under IFRS, all assets and liabilities of subsidiaries with functional currencies that are different than the reporting currency of the reporting entity are translated at the exchange rate in effect at the end of the reporting period. This change in translation is expected to result in a decrease in the carrying amount of Paramount’s property, plant and equipment assets of approximately $5 million.

Flow-Through Shares

Under Canadian GAAP, when flow-through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under IFRS, the Company expects to allocate the proceeds from the issuance of flow-through shares between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the cost of flow-through shares and the market price of the existing shares. A liability will be recognized for this difference, which will be reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability will be recorded as income tax expense upon the renunciation of the tax benefit. The IFRS adjustment associated with flow-through shares upon transition is expected to increase share capital by approximately $25 million, reduce retained earnings by $21 million and increase accrued liabilities by $4 million.

Business Combinations

Paramount elected to early adopt CICA handbook section 1582 "Business Combinations" with respect to the acquisition of Redcliffe.  This new Canadian standard is substantially converged with IFRS 3 "Business Combinations" and no adjustments are expected on transition to IFRS.

Paramount expects to apply the IFRS 1 exemption not to apply IFRS 3 to past business combinations.

Implementation

The project team is currently focused on the following activities:

•

finalizing the opening balance sheet adjustments including future income tax;

•

preparing comparative IFRS adjustments to the 2010 quarterly Canadian GAAP financial statement balances; and

•

finalizing Paramount’s IFRS policy choices, IFRS 1 elections and IFRS disclosures for publication in 2011.

As IFRS accounting policies and processes are being finalized, corresponding changes to internal controls over financial reporting and to disclosure controls and procedures are being identified to ensure controls remain effective.

Paramount Resources Ltd. | Third Quarter 2010

Business Activities

Paramount is a reserves-based borrower and changes to the carrying value of its assets are not expected to have a significant impact on the Company’s debt structure or agreements. Paramount’s renewed credit facility agreement incorporates provisions regarding changes in accounting policies, including the adoption of IFRS.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward looking information in this document includes references to:

▪

expected production volumes;

▪

planned exploration and development budget;

▪

budget allocations and capital spending flexibility;

▪

expected future plans relating to the COUs;

▪

capital structure and the flexibility to change future business plans, whether arising from low commodity prices or otherwise;

▪

expected drilling programs, well tie-ins, facility construction and expansions, completions, and the timing thereof;

▪

the outcome of any audits, assessments or other regulatory matters or proceedings;

▪

estimated contingent bitumen resources and the discounted present value of future net revenues from such resources (including the forecast prices and costs and the timing of expected production volumes and future development capital);

▪

expected accounting policies under IFRS and the related impact to the Company’s financial statement balances; and

▪

financing plans.

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Although Paramount believes that the expectations reflected in such forward looking information is reasonable, undue reliance should not be placed on it as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward looking information. The material risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the imprecision of resource estimates;

▪

the imprecision of estimating the timing, costs and levels of production and drilling;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in taxation laws and the interpretation thereof;

▪

uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalties;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Paramount Resources Ltd. | Third Quarter 2010

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations - per Boe", "Funds flow from operations per share - diluted", "Netback", "Netback including settlements of financial commodity contracts", "Net Debt" and "Investments – market value", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Investments – market value includes Paramount’s publicly traded investments in Trilogy, MGM Energy, Nuloch, Redcliffe and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as "Boe", and "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

This document contains disclosure of the results of an updated evaluation of the Company’s contingent bitumen resources from the Grande Rapids formation at Hoole, Alberta.  Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.  A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

The before tax net present value of contingent bitumen resources disclosed represents the Company's share of future net revenue, before the deduction of income tax and does not represent fair value.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta's Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs.  The net present value was calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

Paramount Resources Ltd. | Third Quarter 2010